UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

Mattress Firm Holding Corp.
(Name of Subject Company (Issuer))

Stripes Acquisition Corp.
a direct wholly-owned subsidiary of

Stripes US Holding, Inc.
a direct wholly-owned subsidiary of

Steinhoff International Holdings N.V.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

57722W106
(CUSIP Number of Class of Securities)

Steinhoff International Holdings N.V.
Block D, De Wagenweg Office Park

Stellentia Road

Stellenbosch, South Africa
Attention: Stephanus Johannes Grobler
Telephone: +27 21 808 0700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Scott I. Sonnenblick
Peter Cohen-Millstein
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$2,434,416,811	$245,145.77

*          Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 37,234,289 outstanding shares (exclusive of the shares subject to forfeiture conditions referred to in (ii) below) of common stock, par value $0.01 per share (the “Shares”), of Mattress Firm Holding Corp. (“Mattress Firm”), multiplied by the offer price of $64.00 per Share, (ii) 483,886 outstanding Shares subject to forfeiture conditions, multiplied by the offer price of $64.00 per share and (iii) 582,558 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $64.00 per share, multiplied by $35.11 per share, which is the offer price of $64.00 per share minus the weighted average exercise price for such options of $28.89 per share. The calculation of the filing fee is based on information provided by Mattress Firm as of August 10, 2016.

**         The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $248,000.00	Filing Party:	Steinhoff International Holdings N.V. Stripes US Holding, Inc. Stripes Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed:	August 16, 2016

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               third-party tender offer subject to Rule 14d-1.

☐                 issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO filed by Stripes Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Stripes US Holding, Inc., a Delaware corporation (“HoldCo”) and a direct wholly-owned subsidiary of Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap) (“Steinhoff”) with the Securities and Exchange Commission on August 16, 2016, as amended by Amendment No. 1 filed on August 25, 2016 and Amendment No. 2 filed on August 29, 2016 (the “Schedule TO”), and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Mattress Firm Holding Corp., at a price of $64.00 per Share, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2016 (together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, and together with the Offer to Purchase, the “Offer”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule TO. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

This Amendment is being filed to disclose the results of the Offer.

Amendments to the Offer to Purchase

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“At midnight, New York City time, on Tuesday, September 13, 2016, the Offer and withdrawal rights expired as scheduled and were not extended. The Depositary for the Offer has advised Steinhoff, HoldCo and Purchaser that, as of such time, an aggregate of 25,104,824 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 67.36% of the Shares then outstanding. In addition, as of such time, Notices of Guaranteed Delivery had been delivered with respect to 1,350,792 Shares, representing approximately 3.62% of the Shares then outstanding. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition that the number of Shares validly tendered and not properly withdrawn (without regard to Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the expiration of the Offer) is equal to at least one Share more than 50% of the then outstanding Shares. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and intends to promptly pay for in accordance with the terms of the Offer, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following the consummation of the Offer and in accordance with Section 251(h) of the DGCL, the Shares irrevocably accepted for purchase pursuant to the Offer and received by the Depositary prior to the expiration of the Offer equals at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of Mattress Firm. Steinhoff, HoldCo and Purchaser intend to complete the acquisition of Mattress Firm as promptly as practicable pursuant to the terms of the Merger Agreement and without a meeting of the stockholders of Mattress Firm in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Treasury Shares, (ii) Shares owned by Steinhoff or Mattress Firm or any direct or indirect wholly-owned subsidiary of Steinhoff or Mattress Firm and (iii) Shares held by a Mattress Firm stockholder who is entitled to demand, has properly demanded and is entitled to maintain a judicial proceeding for appraisal of such Shares pursuant to Section 262 of the DGCL will be cancelled and converted into the right to receive the Offer Price in cash and without interest. Following the Merger, the Shares will no longer be traded on the NASDAQ Global Select Market.

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On September 14, 2016, Steinhoff issued a press release announcing the expiration and results of the Offer and expected completion of the Merger. The full text of the press release is attached as Exhibit (a)(5)(iii) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(iii)	Press Release, dated September 14, 2016

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SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 14, 2016

Stripes Acquisition Corp.

By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Treasurer

Stripes US Holding, Inc.

By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Treasurer

Steinhoff International Holdings N.V.

By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Chief Financial Officer

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